RECEIVED

2008 AUG 21 A 4:22

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

[redacted]

08004457

14 August 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 14/2008.

PROCESSED
AUG 28 2008
THOMSON REUTERS

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

Announcement No. 14/2008
14 August 2008

Ownership

Coloplast has today received the following announcement from one of the company's main shareholders, Niels Peter Louis-Hansen:

Announcement from major shareholder in Coloplast A/S.

The major shareholder Niels Peter Louis-Hansen announces hereby his policy regarding his shareholding in Coloplast A/S:

- If necessary Niels Peter Louis-Hansen will participate in Coloplast A/S share repurchase programmes or convert A-shares into B-shares to ensure that his share of votes will not exceed around 37.5%.

- Niels Peter Louis-Hansen intends to hold up to 37.5% of the votes in Coloplast A/S.

- Niels Peter Louis-Hansen today holds 33.22% of the votes through his holding of nom. DKK 12,285,000 A-shares and nom. DKK 7,391,250 B-shares in Coloplast A/S.

The announced policy will be revised and communicated, if the present legal regime should be changed, if owners of A-shares should transfer shares amongst themselves, or if Niels Peter Louis-Hansen should receive a significant portion of shares by gift or inheritance. Niels Peter Louis-Hansen will in any event in 2014 decide whether this policy should be revised.

This announcement is made in danish and in english. In the event of discrepancies, the danish version shall prevail.

Signed Niels Peter Louis-Hansen

- - - - -

"We are satisfied with the policy which now has been announced by two of the company's main shareholders, Niels Peter Louis-Hansen and Aage og Johanne Louis-Hansens Fond. That helps clarify part of the ownership relations of the company and at the same time supports the company's possibilities to use share buy-back actively also in the future for optimisation of the capital structure", says Chairman of the Board, Michael Pram Rasmussen.

Coloplast is currently running a share buy-back programme of up to DKK 1 billion during 2008 and 2009. As of August 8, 2008 DKK 441 million have been utilised under the programme and the company's own holdings amount to 2,990,722 B shares.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/ 3085 1301
E-mail dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922
E-mail dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

END